SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

KABUSHIKI KAISHA TOKYU SUTOA
(Name of Subject Company)

TOKYU STORE CHAIN CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takeshi Hino
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-9603

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Not applicable.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a press release issued in Japan, Tokyu Corporation's home jurisdiction, on March 27, 2008 (Tokyo), and also issued in the United States on March 27, 2008. The English translation of the press release is also available at http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=headline_e&hidSubname=headline_e&hidLanguage=E. The press release was also submitted in Japanese to the Tokyu Stock Exchange on March 27, 2008 (Tokyo).

Attached as Exhibit II is an English translation of the Current Report of Tokyu Corporation (which includes a copy of the Share Exchange Agreement) filed with the Kanto Local Finance Bureau on March 27, 2008. The English translation of the Current Report is also available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=financials&hidSubname=annual&hidLanguage=E.

Attached as Exhibit III is an English translation of a notice regarding the contemplated statutory share exchange transaction between Tokyu Corporation and Tokyu Store Chain Co., Ltd. that was posted on Tokyu Corporation's website in Japanese on March 28, 2008. The English translation of the notice is also available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=headline_e&hidSubname=headline_e&hidLanguage=E.

Attached as Exhibit IV is an English translation of an excerpt from a slide presentation which Tokyu Corporation presented at an investors meeting held in Japan on March 28, 2008. The attached excerpt represents the only portion of such presentation relating to the share exchange transaction referred to above. The English translation of the slide presentation excerpt is also available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/titleview.cgi?hidTitlename=headline_e&hidSubname=headline_e&hidLanguage=E.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on March 28, 2008.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Masao Tomoe
General Manager
Accounting, Group Strategy & IR Division
Finance, Accounting and Group Strategy Headquarters

(Name and Title)

March 28, 2008

(Date)

Exhibit I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This press release relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

March 27, 2008

For Immediate Release

TOKYU CORPORATION
Representative: Toshiaki Koshimura,
President & Representative Director
(Code No. 9005, Tokyo Stock Exchange First Section)
Contact: Takeshi Hino
Senior Manager
Accounting & IR Division
Finance, Accounting & Group Strategy Headquarters
Telephone: +81-3-3477-6168

Tokyu Store Chain Co., Ltd.
Representative: Ichiro Takahashi
President, Representative Director
(Code No. 8197, Tokyo Stock Exchange First Section)
Contact: Kazuo Nagura
Manager of President's Office, Director
President's Office
Telephone: +81-3711-0109

Notice Regarding Share Exchange Through Which Tokyu Store Chain Will Become a Wholly-Owned Subsidiary of Tokyu Corporation

Tokyu Corporation and Tokyu Store Chain Co., Ltd. (hereinafter "Tokyu Store Chain") are pleased to announce that their respective Boards of Directors, at meetings held today, resolved to carry out a share exchange (hereinafter the "Share Exchange") to take effect on July 1, 2008. The Share Exchange will make Tokyu Store Chain a wholly owned subsidiary of Tokyu Corporation. The two companies have entered into a share exchange agreement.

Shares of Tokyu Store Chain will be delisted from the Tokyo Stock Exchange before the effective date of the Share Exchange.

Details of the Share Exchange are as follows:

1. Purpose of the Share Exchange

Under the Tokyu Group Management Policy developed by Tokyu Corporation in 2000, in order to maximize shareholder value, Tokyu Corporation has conducted a sweeping review of the management structure of the Tokyu Group, become more operationally selective through reorganization, and developed a Group management structure. Meanwhile, Tokyu Corporation has pursued growth strategies centered on the development of operations along Tokyu's railway lines.
In its medium-term management plan for the three years beginning fiscal 2005, Tokyu Corporation developed a basic strategy of reforming its profit structure and achieving sustainable growth through collaboration among the

company's operations in the areas served by Tokyu's railway lines. Tokyu Corporation has positioned its retail-related business, which is its third core business after its transportation and real-estate businesses, as part of its growth strategy. With its Retail-Related Business Committee, Tokyu Corporation has also acted to centralize management of its retail operations along Tokyu's railway lines. In its new medium-term management plan for the three years beginning fiscal 2008, Tokyu Corporation is continuing to emphasize the enhancement of retail-related operations and the development of focal points along Tokyu railway lines.

Meanwhile, as a store chain with operating bases in areas along Tokyu railway lines, Tokyu Store Chain has developed a retail business, handling mainly food items, but also apparel and household necessities. To overcome market saturation and intensifying competition in the supermarket industry, Tokyu Store Chain has expanded its operations with flexible responses to consumption trends. For example, it has developed Precce stores, a new type of store focusing on luxury foodstuffs, and stores in shopping malls and in regions outside the Tokyo metropolitan area. It has also expanded the range of lines that it handles. In the medium-term management plan for the three years ending fiscal 2006, in line with the Tokyu Group's strategy of reforming the profit structure and achieving sustainable growth through collaboration among the operations in the areas served by Tokyu's railway lines, Tokyu Store Chain promoted initiatives to become a customer-oriented company (based on the concept of quality improvement), to play a central role in retail-related operations, and to enhance the value of areas along Tokyu's railway lines. However, the operating environment surrounding Tokyu Store Chain is changing at an accelerating pace, with intensifying competition with both similar and different types of retail competitors.

Based on this situation, Tokyu Store Chain has developed a new medium-term management plan for the three years beginning fiscal 2008, which is based on the basic policies of improving earnings through a scrap and build approach, returning existing stores to profitability, and promoting efficiency through business restructuring and business improvement. To ensure progress in the management plan and in an effort to steadily expand operating profit, Tokyu Store Chain has determined that it is necessary to improve its synergies with the Tokyu Group, and that this can be done by cooperating more closely with Tokyu Corporation, the center of the Tokyu Group, which will enable Tokyu Store Chain to improve its ability to make quick management decisions.

Tokyu Store Chain believes that through the Share Exchange, which will consolidate the management and strategies of Tokyu Corporation and Tokyu Store Chain, Tokyu Store Chain can achieve faster decision making, create more efficient and flexible business initiatives, and maximize group synergies. As a result, Tokyu Store Chain believes it will be able to achieve sustainable growth and continue to play a role in the Tokyu Group in enhancing the value of the areas along Tokyu's railway lines.

Tokyu Corporation has also determined in its new three-year medium-term management plan that in continuing to bolster its retail-related business, it is most appropriate that Tokyu Corporation make Tokyu Store Chain a wholly owned subsidiary to strengthen its corporate governance, to pursue flexibility and efficiency through consolidated management, and to produce results by investing in management resources.

Tokyu Corporation, which will become the sole shareholder of Tokyu Store Chain, will ensure that it executes the medium- to long-term growth strategies of the Tokyu Group. Tokyu Corporation will seek to increase the corporate value of both companies to maximize the benefits that the stakeholders of Tokyu Store Chain have enjoyed.

Application for delisting and related matters

As a result of the Share Exchange, Tokyu Corporation will become the parent company of Tokyu Store Chain on July 1, 2008, the effective date of the Share Exchange. The common stock of Tokyu Store Chain, which will become a wholly owned subsidiary of Tokyu Corporation, will be delisted on June 25, 2008 through the procedures set out in the Tokyo Stock Exchange's securities listing regulations. After the delisting, Tokyu Store Chain stock will not be tradable on the Tokyo Stock Exchange.

Purpose of delisting and related matters

As described above, the purpose of the Share Exchange is to enable Tokyu Store Chain to pursue business initiatives with greater efficiency and flexibility, to establish a basis for sustainable growth as stated in the company's new three-year medium-term management plan, and thereby improve the corporate value of Tokyu Store Chain and Tokyu Corporation through the consolidation of the management and strategies of both companies. The delisting of the common stock of Tokyu Store Chain is not itself the direct purpose of the Share Exchange. However, the common stock of Tokyu Store Chain will be delisted after the Share Exchange.

The common stock of Tokyu Corporation to be received by Tokyu Store Chain shareholders as a result of the Share Exchange will remain listed on the Tokyo Stock Exchange and will be tradable on the stock exchange after the Share Exchange. Because the purpose of the Share Exchange is to improve the corporate value of both companies, we believe that we will be able to meet the expectations of the shareholders of Tokyu Corporation, including the shareholders of Tokyu Store Chain who will hold Tokyu Corporation common stock.

Measures to ensure fairness
To ensure the fairness and appropriateness of the share exchange ratio, each party has requested an independent financial advisor (hereinafter "financial advisor") to separately to assess the Share Exchange ratio. Both parties reached an agreement on the share exchange ratio for the Share Exchange through careful negotiations and consultation based on analysis obtained from the financial advisors. Tokyu Corporation has received from Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") an opinion stating that the agreed share exchange ratio is fair to Tokyu Corporation from a financial point of view. Tokyu Store Chain has received from GCA Savvian Corporation (hereinafter "GCAS") an opinion stating that the agreed share exchange ratio is fair to the minority shareholders of Tokyu Store Chain from a financial point of view.

Measures to avoid a conflict of interest.
One of the directors of Tokyu Store Chain concurrently serves as representative director of Tokyu Corporation, and in order to avoid a conflict of interest, such director has not participated in the discussions and resolutions of Tokyu Store Chain's Board of Directors meetings regarding the Share Exchange. For the same reason, an outside corporate auditor of Tokyu Store Chain who concurrently serves as a director of Tokyu Corporation has not participated in discussions regarding the Share Exchange or expressed opinions regarding the Share Exchange at Tokyu Store Chain's Board of Directors meetings.

2. Summary of the Share Exchange
(1) Schedule of the Share Exchange

Record date for the shareholders' meeting (Tokyu Store Chain)	Friday, February 29, 2008
Board of Directors meeting to adopt a resolution for the Share Exchange (both companies)	Thursday, March 27, 2008
Enter into a share exchange agreement (both companies)	Thursday, March 27, 2008
(Annual) shareholders' meeting to approve the Share Exchange (Tokyu Store Chain)	Thursday, May 22, 2008 (plan)
Date of delisting (Tokyu Store Chain)	Wednesday, June 25, 2008 (plan)
Scheduled date of the Share Exchange (effective date)	Tuesday, July 1, 2008 (plan)
Date of delivery of share certificates	Late August 2008 (plan)

(Note) Under Article 796, Paragraph 3 of the Companies Act, Tokyu Corporation will carry out the Share Exchange through a simplified share exchange procedure without the approval of a meeting of Tokyu Corporation's shareholders.

(2) Allotment of shares in relation to the Share Exchange

Company	Tokyu Corporation	Tokyu Store Chain

	(Parent company)	(Wholly owned subsidiary)
Allotment of shares in relation to the Share Exchange	1	1
Number of new shares to be issued in relation to the Share Exchange	Common stock: 42,381,489 shares	

(Note 1) Share allotment ratio

One share of Tokyu Corporation will be delivered for one share of Tokyu Store Chain. Tokyu Corporation holds 27,781,353 common shares of Tokyu Store Chain. There will be no share allocation for the Tokyu Store Chain common shares that Tokyu Corporation will hold on the date of the Share Exchange.

(Note 2) Number of new shares to be issued in the Share Exchange

The number of new shares of Tokyu Corporation to be issued in association with the Share Exchange may change as a result of Tokyu Store Chain writing off treasury stock or for other reasons.

(3) Basis for the valuation of the share exchange ratio

(i) Basis and background for the valuations

Nomura Securities adopted the market stock price average method and reviewed the recent trading performance of the common stock of Tokyu Corporation and that of Tokyu Store Chain, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. Nomura Securities also adopted the comparable companies analysis and the discounted cash flow method (hereinafter "DCF method"), on the grounds that analysis from other perspectives, in addition to the market stock price average method, is appropriate. The analysis of the stock exchange ratio was submitted to Tokyu Corporation. The number of common shares of Tokyu Corporation to be allotted per common share of Tokyu Store Chain by each valuation method is as follows:

Method	Range of Share Exchange Ratio Valuations
Market stock price average method	0.76 to 0.78
Comparable companies analysis	0.86 to 1.06
DCF method	0.88 to 1.02

With the market stock price average method, stock exchange ratios were evaluated based on the closing price on March 26, 2008 (hereinafter the "Immediately Preceding Day"), the average of closing prices in the week ending on the Immediately Preceding Day (from March 21, 2008 to March 26, 2008), and the average of closing prices during the period from the day following the date of certain announcements regarding material information of Tokyu Store Chain (a "Notice of Posting of Extraordinary Loss, Reversal of Deferred Tax Assets, and Revision of Full-Year Forecast" and a "Notice of Development of a New Three-Year Medium-Term Management Plan" dated February 27, 2008) to the Immediately Preceding Day (i.e., from February 28, 2008 to March 26, 2008).

GCAS adopted the market stock price method (i.e., the market stock price average method) to evaluate the common stock of Tokyu Corporation and that of Tokyu Store Chain, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. GCAS also adopted the DCF method, on the grounds that analysis from other perspectives, in addition to the market stock price method (i.e., the market stock price average method), is appropriate. The analyses of stock exchange ratios were submitted to Tokyu Store Chain. The number of common shares of Tokyu Corporation to be allotted per common share of Tokyu Store Chain by each valuation method is as follows:

Method	Range of Share Exchange Ratio Valuations
Market stock price method (i.e., market stock price	0.758 to 0.769

average method)	
DCF method	0.948 to 1.273

With the market stock price method (i.e., market stock price average method), stock exchange ratios were evaluated based on the volume weighted average price on March 25, 2008 and the volume weighted average price from February 26, 2008 to March 25, 2008.

Tokyu Corporation and Tokyu Store Chain carefully examined the share exchange ratio based on the valuations submitted by the above independent financial advisors, and discussed and negotiated the ratio. As a result, both companies determined the share exchange ratio for the Share Exchange at their respective Board of Directors meetings held on March 27, 2008, and entered into a share exchange agreement on the same day. Tokyu Corporation has received from Nomura Securities a report stating that the agreed share exchange ratio is fair to Tokyu Corporation from a financial point of view. Tokyu Store has received from GCAS an opinion stating that the agreed share exchange ratio is fair to the minority shareholders of Tokyu Store Chain from a financial point of view.

(ii) Relationship with the valuation organizations
Neither Nomura Securities nor GCAS is affiliated with Tokyu Corporation or Tokyu Store Chain.

(4) Handling of stock acquisition rights and bonds with stock acquisition rights
Tokyu Store Chain has not issued any stock acquisition rights or bonds with stock acquisition rights.

3. Profiles of the Parties to the Share Exchange

(1)	Business name	Tokyu Corporation (Parent company)	Tokyu Store Chain (Wholly owned subsidiary)
(2)	Businesses	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations	Retail, food manufacturing, processing, and wholesale, services, etc.
(3)	Established	September 2, 1922	December 22, 1947
(4)	Home office address	5-6 Nanpeidaicho, Shibuya-ku, Tokyo	1-21-12 Kamimeguro, Meguro-ku, Tokyo
(5)	Title and name of representative	President & Representative Director Toshiaki Koshimura	President & Representative Director Ichiro Takahashi
(6)	Capital	121,723 million yen	10,838 million yen
(7)	Number of shares outstanding	1,221,548,561 shares	70,162,842 shares
(8)	Net assets	381,720 million yen (consolidated)	39,614 million yen (consolidated)
(9)	Total assets	1,946,383 million yen (consolidated)	131,072 million yen (consolidated)
(10)	End of fiscal year	Last day of March	Last day of February
(11)	Number of employees	24,825 (consolidated)	3,030 (consolidated)
(12)	Major shareholders and their holding ratios	The Dai-ichi Mutual Life Insurance Company: 6.81% Nippon Life Insurance Company: 6.05% The Master Trust Bank of Japan, Ltd. (trust account): 3.91% Japan Trustee Services Bank, Ltd. (trust account): 3.80% The Chuo Mitsui Trust and Banking Company, Limited: 3.14%	Tokyu Corporation: 39.60% Tokyu Store Chain employees' ownership: 6.97% Japan Trustee Services Bank, Ltd. (trust account 4): 2.38% Japan Trustee Services Bank, Ltd. (Mitsui Asset Trust and Banking Company re-trust portion, CMTB Equity Investments trust account) 2.01% Mitsubishi UFJ Trust and Banking Corporation: 1.93%
(13)	Main financing banks	The Development Bank of Japan The Bank of Tokyo-Mitsubishi UFJ,	The Chuo Mitsui Trust and Banking Company, Limited

	Ltd. The Chuo Mitsui Trust and Banking Company, Limited	Mitsubishi UFJ Trust and Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(14) Relations between the parties (as of August 31, 2007)	Capital relationship	Tokyu Corporation holds 39.6% of the issued and outstanding shares of Tokyu Store Chain (39.8% if indirect holdings are included).
	Personnel relationship	One of the directors of Tokyu Store Chain concurrently serves as representative director of Tokyu Corporation. One of the corporate auditors of Tokyu Store Chain concurrently serves as a director of Tokyu Corporation. Two Tokyu Store Chain employees are on loan to Tokyu Corporation. One Tokyu Corporation employee is on loan to Tokyu Store Chain.
	Business relationship	Tokyu Corporation rents land and buildings to Tokyu Store Chain.
	Relevant party or not	Because Tokyu Store Chain is a consolidated subsidiary of Tokyu Corporation, it is a relevant party.

(Note) Data for Tokyu Corporation is as of September 30, 2007. Data for Tokyu Store Chain is as of August 31, 2007.

(15) Results of the past three years
(Consolidated)

(Million yen)

	Tokyu Corporation (Parent company)			Tokyu Store Chain (Wholly owned subsidiary)		
End of fiscal year	Mar. 2005	Mar. 2006	Mar. 2007	Feb. 2005	Feb. 2006	Feb. 2007
Operating revenue	1,055,564	1,388,554	1,381,975	262,920	258,874	306,489
Operating profit	77,014	85,654	80,088	5,351	5,128	6,777
Recurring profit	67,034	74,052	81,227	4,455	3,828	5,934
Net income or loss	35,432	41,962	58,722	2,231	-2,504	4,421
Net income or loss per share (yen)	31.11	35.64	49.43	31.48	-35.79	63.23
Net assets per share (yen)	162.21	218.53	269.77	544.81	500.06	552.31

(Non-consolidated)

(Million yen)

	Tokyu Corporation	Tokyu Store Chain

	(Parent company)			(Wholly owned subsidiary)		
End of fiscal year	Mar. 2005	Mar. 2006	Mar. 2007	Feb. 2005	Feb. 2006	Feb. 2007
Operating revenue	248,272	244,434	263,712	258,536	254,774	252,127
Operating profit	57,334	63,804	54,760	4,621	4,560	5,099
Recurring profit	46,175	54,222	45,278	3,608	3,635	4,258
Net income or loss	23,405	37,656	13,109	1,675	-2,835	2,939
Net income or loss per share (yen)	20.45	31.89	11.02	23.56	-40.50	42.02
Dividend per share (yen)	5.00	5.00	6.00	10.00	10.00	10.00
Net assets per share (yen)	207.52	242.57	254.12	562.36	512.66	544.84

4. Company Profile after the Share Exchange

(1)	Business name	Tokyu Corporation
(2)	Businesses	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations
(3)	Home office address	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
(4)	Title and name of representative	President & Representative Director Toshiaki Koshimura
(5)	Capital	To be determined
(6)	Net assets	To be determined
(7)	Total assets	To be determined
(8)	End of fiscal year	March 31

(9) Summary of accounting procedures

The Share Exchange is expected to be categorized as a common control transaction, and specifically a transaction with minority shareholders. The goodwill to be generated in Tokyu Corporation is likely to be about 6 billion, and is expected to be amortized using the straight-line method over five years.

(10) Outlook

Since Tokyu Store Chain is a consolidated subsidiary of Tokyu Corporation, the effect of the Share Exchange on the results of Tokyu Corporation, whether consolidated or non-consolidated, is expected to be minor.

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This Current Report relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Cover]

[Document submitted]	Current Report
[Submitted to]	Director-General of the Kanto Local Finance Bureau of the Japanese Ministry of Finance
[Date of submission]	March 27, 2008
[Company]	Tokyo Kyuko Dentetsu Kabushiki Kaisha
[English name]	TOKYU CORPORATION
[Title and name of representative]	President & Representative Director Toshiaki Koshimura
[Home office address]	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
[Telephone]	+81-3-3477-6168
[Contact]	Takeshi Hino, Senior Manager of Accounting & IR Division of Finance, Accounting & Group Strategy Headquarters
[Closest contact point]	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
[Telephone]	+81-3-3477-6168
[Contact]	Takeshi Hino, Senior Manager of Accounting & IR Division of Finance, Accounting & Group Strategy Headquarters
[Place where the document is made available for public inspection]	Tokyo Stock Exchange, Inc. (2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo)

1. Reason for Submission

The Company determined at a Board of Directors meeting held on March 27, 2008 that it will make Tokyu Store Chain Co., Ltd. (hereinafter "Tokyu Store Chain") its wholly owned subsidiary through a share exchange (hereinafter "the Share Exchange"), and concluded a share exchange agreement on the same day. This current report is submitted to report this fact under the provisions of Article 24-5, Paragraph 4 of the Financial Products and Exchange Law and Article 19, Paragraph 2, Item 6-2 of the Cabinet Office Ordinance Concerning Disclosure of Corporate Information.

2. Report

(1) Other Party to the Share Exchange

(i) Business name, home office address, representative, capital, net assets, total assets, and businesses

Business name	Tokyu Store Chain Co., Ltd.
Home office address	1-21-12 Kamimeguro, Meguro-ku, Tokyo
Representative	President, Representative Director Ichiro Takahashi
Capital	¥10,838 million (as of August 31, 2007)
Net assets (consolidated)	¥39,614 million (as of August 31, 2007)
Net assets (non-consolidated)	¥37,629 million (as of August 31, 2007)
Total assets (consolidated)	¥131,072 million (as of August 31, 2007)
Total assets (non-consolidated)	¥109,148 million (as of August 31, 2007)
Businesses	Retail, food manufacturing, processing and wholesale, services, etc.

(ii) Operating revenue, operating profit, recurring profit, and net income of fiscal years that ended in the past three years

(Consolidated)

Fiscal year	February 2005	February 2006	February 2007
Operating revenue (million yen)	262,920	258,874	306,489
Operating profit (million yen)	5,351	5,128	6,777
Recurring profit (million yen)	4,455	3,828	5,934
Net income or loss (-) (million yen)	2,231	-2,504	4,421

(Non-consolidated)

Fiscal year	February 2005	February 2006	February 2007
Operating revenue (million yen)	258,536	254,774	252,127
Operating profit (million yen)	4,621	4,560	5,099
Recurring profit (million yen)	3,608	3,635	4,258
Net income or loss (-) (million yen)	1,675	-2,835	2,939

(iii) Major shareholders and the ratio of the number of shares held by each to the total number of the issued and outstanding shares

(As of August 31, 2007)

Major shareholder	Shareholding (%)
Tokyu Corporation	39.60
Tokyu Store Chain employees' ownership	6.97
Japan Trustee Services Bank, Ltd. (trust account 4)	2.38
Japan Trustee Services Bank, Ltd. (Mitsui Asset Trust and Banking Company re-trust portion, CMTB Equity Investments trust account)	2.01
Mitsubishi UFJ Trust and Banking Corporation	1.93

(iv) Capital, personnel, and business relationships with the submitting company

Capital relationship	The Company holds 39.6% of the total number of the issued and outstanding shares of Tokyu Store Chain (39.8% if indirect holdings are included).
Personnel relationships	A director of Tokyu Store Chain concurrently serves as representative director of the Company. A corporate auditor of Tokyu Store Chain concurrently serves director of the Company. Two Tokyu Store Chain employees are on loan to the Company. An employee of the Company is on loan to Tokyu Store Chain.
Business relationship	The Company leases land and buildings to Tokyu Store Chain.

(2) Purpose of the Share Exchange

Under the Tokyu Group Management Policy developed by the Company in 2000, in order to maximize shareholder value, the Company has conducted a sweeping review of the management structure of the Tokyu Group, become more operationally selective through reorganization, and developed a Group management structure. Meanwhile, the Company has pursued growth strategies centered on the development of operations along Tokyu's railway lines.

In its medium-term management plan for the three years beginning fiscal 2005, the Company developed a basic strategy of reforming its profit structure and achieving sustainable growth through collaboration among the company's operations in the areas served by Tokyu's railway lines. The Comapany has positioned its retail-related business, which is its third core business after its transportation and real-estate businesses, as part of its growth strategy. With its Retail-Related Business Committee, the Company has also acted to centralize management of its retail operations along Tokyu's railway lines. In its new medium-term management plan for the three years beginning fiscal 2008, the Company is continuing to emphasize the enhancement of retail-related operations and the development of focal points along Tokyu railway lines.

Meanwhile, as a store chain with operating bases in areas along Tokyu railway lines, Tokyu Store Chain has developed a retail business, handling mainly food items, but also apparel and household necessities. To overcome market saturation and intensifying competition in the supermarket industry, Tokyu Store Chain has expanded its operations with flexible responses to consumption trends. For example, it has developed Precce stores, a new type of store focusing on luxury foodstuffs, and stores in shopping malls and in regions outside the Tokyo metropolitan area. It has also expanded the range of lines that it handles. In the medium-term management plan for the three years ending fiscal 2006, in line with the Tokyu Group's strategy of reforming the profit structure and achieving sustainable growth through collaboration among the operations in the areas served by Tokyu's railway lines, Tokyu Store Chain promoted initiatives to become a customer-oriented company (based on the concept of quality improvement), to play a central role in retail-related operations, and to enhance the value of areas along Tokyu's railway lines. However, the operating environment surrounding Tokyu Store Chain is changing at an accelerating pace, with intensifying competition with both similar and different types of retail competitors.

Based on this situation, Tokyu Store Chain has developed a new medium-term management plan for the three years beginning fiscal 2008, which is based on the basic policies of improving earnings through a scrap and build approach, returning existing stores to profitability, and promoting efficiency through business restructuring and business improvement. To ensure progress in the management plan and in an effort to steadily expand operating profit, Tokyu Store Chain has determined that it is necessary to improve its synergies with the Tokyu Group, and that this can be done by cooperating more closely with the Company, the center of the Tokyu Group, which will enable Tokyu Store Chain to improve its ability to make quick management decisions.

Tokyu Store Chain believes that through the Share Exchange, which will consolidate the management and strategies of the Company and Tokyu Store Chain, Tokyu Store Chain can achieve faster decision making, create more efficient and flexible business initiatives, and maximize group synergies. As a result, Tokyu Store Chain believes it will be able to achieve sustainable growth and continue to play a role in the Tokyu Group in enhancing the value of the areas along Tokyu's railway lines.

The Company has also determined in its new three-year medium-term management plan that in continuing to bolster its retail-related business, it is most appropriate that Tokyu Corporation make Tokyu Store Chain a wholly owned subsidiary to strengthen its corporate governance, to pursue flexibility and efficiency through consolidated management, and to produce results by investing in management resources.

The Company, which will become the sole shareholder of Tokyu Store Chain, will ensure that it executes the medium- to long-term growth strategies of the Tokyu Group. The Company will seek to increase the corporate value of both companies to maximize the benefits that the stakeholders of Tokyu Store Chain have enjoyed.

(3) Method of the Share Exchange, allotment of shares, and share exchange agreement

(i) Method of the Share Exchange

Under the share exchange agreement concluded on March 27, 2008, the Company will allot and deliver common stock of the Company to the shareholders of Tokyu Store Chain (including beneficiary shareholders, but excluding the Company) that will be listed or recorded on the final register of shareholders (including the register of beneficiary shareholders) of Tokyu Store Chain on the day immediately preceding the effective date of the Share Exchange, or July 1, 2008 (plan) and will acquire all the issued and outstanding shares of Tokyu Store Chain. As a result, Tokyu Store Chain will become a wholly owned subsidiary of the Company.

The Company will carry out the Share Exchange through a simplified share exchange procedure without the approval of its shareholders' meeting under the provision of Article 796, Paragraph 3 of the Corporate Code.

(ii) Allotment of shares in relation to the Share Exchange

One share of the Company will be delivered for one share of Tokyu Store Chain. The Company holds 27,781,353 common shares of Tokyu Store Chain. There will be no share allocation for the Tokyu Store Chain common shares that the Company will hold on the date of the Share Exchange.

(iii) Details of the share exchange agreement

The following is the share exchange agreement that the Company concluded with Tokyu Store Chain on March 27, 2008:

Share Exchange Agreement

This Share Exchange Agreement (hereinafter known as the "Agreement") is made and entered into by and between Tokyu Corporation, having its office at 5-6, Nanpeidai-cho, Shibuya-ku, Tokyo (hereinafter referred to as "Tokyu") and Tokyu Store Chain Co., Ltd., having its office at 1-21-12, Kamimeguro, Meguro-ku, Tokyo (hereinafter referred to as "Store").

NOW, THEREFORE, the parties hereto agree as follows:

Article 1: Share exchange

Tokyu and Store shall carry out a share exchange (hereinafter referred to as the "Share Exchange") through which Store will become a wholly-owned subsidiary of Tokyu, in accordance with the provisions of the Agreement. Tokyu shall acquire all issued shares of Store (excluding shares of Store already held by Tokyu).

Article 2: Effective date

The effective date of the Share Exchange (hereinafter referred to as the "Effective Date") shall be July 1, 2008. However, if necessary for Share Exchange procedures or for other reasons, the Effective Date may be revised by mutual agreement through consultation between Tokyu and Store.

Article 3: Calculation of the number of shares to be delivered at the time of the Share Exchange; Allocation of the shares

1. At the time of the Share Exchange, as consideration for the shares of Store, Tokyu shall deliver common shares of Tokyu to "Store shareholders" (which term shall include shareholders listed as beneficiary shareholders through custodial accounts, but shall not include Tokyu) recorded as of the date preceding the Effective Date on the "final list of shareholders" (which term shall include shareholders listed as beneficiary shareholders through custodial accounts). The aggregate number of shares so delivered by Tokyu shall be equal to one multiplied by the total number of outstanding common shares of Store held by Store shareholders as recorded on the final list of shareholders as of the date preceding the Effective Date.
2. At the time of the Share Exchange, Tokyu shall allocate and deliver to each Store shareholder one common share of Tokyu for each common share of Store held by such Store shareholder as recorded on the final list of shareholders as of the date preceding the Effective Date.

Article 4: Amount of capital stock and reserves of Tokyu

The increase in the capital stock and reserves of Tokyu as a result of the Share Exchange shall be as provided below. However, the amount of increase may be changed by mutual agreement through consultation between Tokyu and Store as a result of any change in circumstances occurring prior to the Effective Date:

(1) Capital stock: 0 yen

(2) Capital reserve

The total amount of change in capital paid by shareholders, calculated based on the provisions of the Corporate Accounting Regulations

(3) Earned reserve: 0 yen

Article 5: General meeting of shareholders for approval of the Share Exchange Agreement

1. Tokyu shall carry out the Share Exchange without obtaining the approval of the Agreement at a general meeting of shareholders based on Paragraph 1 of Article 795 of the Companies Act, as provided in Paragraph 3 of Article 796

of the Companies Act.

2. Store shall seek approval for the Agreement and resolutions of matters necessary for the Share Exchange at the ordinary general meeting of shareholders scheduled to be held on May 22, 2008. However, if necessary for Share Exchange procedures or for other reasons, this paragraph may be revised by mutual agreement through consultation between Tokyu and Store.

Article 6: Management of company assets, etc.

1. During the period from the date hereof to the Effective Date, Tokyu and Store shall conduct business and manage and operate their respective assets with the care of a good manager. Tokyu and Store shall only carry out acts that have a major effect on their assets, rights and obligations upon prior consultation and agreement.
2. Tokyu and Store shall not pay dividends unless paid to shareholders and registered pledgees recorded on the final list of shareholders for the relevant company as of March 31, 2008 and February 29, 2008, respectively, subject to the following limitations:

(1) 3 yen per share and 3,794,553,120 yen in total for Tokyu

(2) 5 yen per share and 349,608,500 yen in total for Store

Article 7: Amendment and termination of the Agreement

During the period from the date hereof to the Effective Date, if a major change occurs to the assets or management conditions of Tokyu or Store due to a natural calamity or due to other reasons or situations that seriously impede the Share Exchange, Tokyu and Store may, upon mutual agreement through consultation between Tokyu and Store, amend the conditions of the Share Exchange or the provisions of the Agreement, or terminate the Agreement.

Article 8: Effect of the Agreement

The Agreement shall lose its effect if the approval of the general meeting of shareholders of Store is not obtained as set out in Paragraph 2 of Article 5, or if the Agreement is terminated as set out in Article 7.

Article 9: Negotiation

Matters necessary for the Share Exchange that are not provided in the Agreement shall be decided by Tokyu and Store through negotiation in accordance with the purpose of the Agreement.

IN WITNESS WHEREOF, Tokyu and Store have caused the Agreement to be created in duplicate, signed and sealed, each party retaining one copy thereof, respectively.

March 27, 2008

Tokyu:

Toshiaki Koshimura
President & Representative Director
Tokyu Corporation
5-6, Nanpeidaicho, Shibuya-ku Tokyo

Store:
Ichiro Takahashi
President, Representative Director
1-21-12, Kamimeguro, Meguro-ku Tokyo
Tokyu Store Chain Co., Ltd.

(4) Basis for the valuation of the allocation of shares in the Share Exchange

(i) Basis and background for the calculation

To ensure the fairness and adequacy of the share exchange ratio in the Share Exchange, the Company has chosen Nomura Securities Co., Ltd. (hereinafter "Nomura Securities") and Tokyu Store Chain has chosen GCA Savvian Corporation (hereinafter "GCAS") as their respective independent assessment organizations to calculate share exchange ratios.

Nomura Securities adopted the market stock price average method and reviewed the recent trading performance of the common stock of the Company and that of Tokyu Store Chain, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. Nomura Securities also adopted the comparable companies analysis and the discounted cash flow method (hereinafter "DCF method"), on the grounds that analysis from other perspectives, in addition to the market stock price average method, is appropriate. The analysis of the stock exchange ratio was submitted to the Company. The number of common shares of the Company to be allotted per common share of Tokyu Store Chain by each valuation method is as follows:

Method	Range of Share Exchange Ratio Valuations
Market stock price average method	0.76 to 0.78
Comparable companies analysis	0.86 to 1.06
DCF method	0.88 to 1.02

With the market stock price average method, stock exchange ratios were evaluated based on the closing price on March 26, 2008 (hereinafter the "Immediately Preceding Day"), the average of closing prices in the week ending on the Immediately Preceding Day (from March 21, 2008 to March 26, 2008), and the average of closing prices during the period from the day following the date of certain announcements regarding material information of Tokyu Store Chain (a "Notice of Posting of Extraordinary Loss, Reversal of Deferred Tax Assets, and Revision of Full-Year Forecast" and a "Notice of Development of a New Three-Year Medium-Term Management Plan" dated February 27, 2008) to the Immediately Preceding Day (i.e., from February 28, 2008 to March 26, 2008).

GCAS adopted the market stock price method (i.e., the market stock price average method) to evaluate the common stock of the Company and that of Tokyu Store Chain, because the shares are listed on the First Section of the Tokyo Stock Exchange and thus have market prices. GCAS also adopted the DCF method, on the grounds that analysis from other perspectives, in addition to the market stock price method (i.e., the market stock price average method), is appropriate. The analyses of stock exchange ratios were submitted to Tokyu Store Chain. The number of common shares of the Company to be allotted per common share of Tokyu Store Chain by each valuation method is as follows:

Method	Range of Share Exchange Ratio Valuations
Market stock price method (i.e., market stock price average method)	0.758 to 0.769
DCF method	0.948 to 1.273

With the market stock price method (i.e., market stock price average method), stock exchange ratios were evaluated based on the volume weighted average price on March 25, 2008 and the volume weighted average price from February 26, 2008 to March 25, 2008.

The Company and Tokyu Store Chain carefully examined the share exchange ratio based on the valuations submitted by the above independent financial advisors, and discussed and negotiated the ratio. As a result, both companies determined the share exchange ratio for the Share Exchange at their respective Board of Directors meetings held on March 27, 2008, and entered into a share exchange agreement on the same day.
The Company has received from Nomura Securities a report stating that the agreed share exchange ratio is fair to Tokyu Corporation from a financial point of view. Tokyu Store has received from GCAS an opinion stating that the agreed share exchange ratio is fair to the minority shareholders of Tokyu Store Chain from a financial point of view.

(ii) Relationship with the financial advisors
Neither Nomura Securities nor GCAS is affiliated with the Company or Tokyu Store Chain.

(5) Business name, home office address, representative, capital, net assets, total assets, and businesses of the parent

company after the Share Exchange

Business name	Tokyu Corporation
Home office address	5-6 Nanpeidaicho, Shibuya-ku, Tokyo
Representative	President & Representative Director Toshiaki Koshimura
Capital	To be determined
Net assets (consolidated)	To be determined
Net assets (non-consolidated)	To be determined
Total assets (consolidated)	To be determined
Total assets (non-consolidated)	To be determined
Businesses	Transportation, real estate, retail, leisure & services, hotels, rolling stock manufacturing, and general trading operations

Exhibit III

Translation For Reference Only

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:
This public notice relates to a proposed business combination which involves the securities of a foreign company. It is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for any U.S. shareholder to enforce its rights and any claim it may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Such U.S. shareholder may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Public Notice of Simplified Share Exchange

March 28, 2008

To All Shareholders

5-6, Nanpeidaicho, Shibuya-ku Tokyo
Tokyu Corporation
Toshiaki Koshimura, President & Representative Director

Tokyu Corporation ("the Company") wishes to announce a resolution adopted by the Company at a meeting of its Board of Directors held on March 27, 2008, under which it will conduct a share exchange that will make Tokyu Store Chain Co., Ltd. (head office address: 1-21-12, Kamimeguro, Meguro-ku Tokyo) a wholly owned subsidiary of the Company on the effective date of July 1, 2008 (the "Effective Date").

This share exchange will be conducted without obtaining the approval of the general meeting of shareholders as provided in Paragraph 1 of Article 795 of the Companies Act, based on the provisions of Paragraph 3 of Article 796 of the Companies Act. Therefore, any shareholder who opposes this share exchange should notify the Company in writing within two weeks of the date of this public notice.

Any shareholder who wishes his shares to be purchased by the Company should notify the Company in writing, stating the number of shares the shareholder requests the Company to purchase, during the period from 20 days prior to the Effective Date to the day preceding the Effective Date.

FOR YOUR CONVENIENCE
TRANSLATION ONLY

Exhibit IV

Supplementary Explanation Material

Share Exchange Through Which Tokyu Store Chain Co., Ltd. Will Become a Wholly-Owned Subsidiary of Tokyu Corporation

March 28, 2008
Extraordinary Explanatory Meeting for Investors

Tokyu Corporation

(9005)

http://www.tokyu.co.jp/

Acquisition of Tokyu Store Chain as a Wholly-Owned Subsidiary

Historical Background

◇ April 2002: Tokyu Store Chain ("Store Chain") becomes a consolidated subsidiary of Tokyu Corporation ("Tokyu").

- Tokyu's shareholding is 39.8%; Consolidated voting rights are 40.4%

◇ April 2005: Tokyu announces three-year medium-term management plan

- Promotion of retail-related business, as the 3rd core business following transportation business and real estate business
- Creation of synergy through collaboration among the 3 core businesses along Tokyu's railway lines
- Centralize management of retail-related business along Tokyu's railway lines with the Retail-Related Business Committee

Purpose of Change to a Wholly-Owned Subsidiary

◇ Further bolster retail-related business, the 3rd core business

◇ Through the unification of management and strategy, promote quick decision-making as well as efficient and flexible management measures

◇ Promote sustainable growth and increase corporate value through greater synergies

Summary of Change to a Wholly-Owned Subsidiary

◇ Method of change: Change of Store Chain into a wholly-owned subsidiary through a share exchange

◇ Ratio of share exchange

Tokyu (Wholly-owning parent company)	Store Chain (Wholly-owned subsidiary)
1.00	1.00

◇ Planned Date of Delisting: June 25, 2008

◇ Planned Date of Share Exchange: July 1, 2008

■Accounting Treatment of Goodwill

Goodwill: 6 billion yen

Amortize in equal installments over five years, beginning in the term ending March 2009 (as selling, general and administrative expenses of the retail business at 1.2 billion yen annually)

*Forward-looking Statements

All statements contained in this document other than historical facts are forward-looking statements representing the beliefs and assumptions of Tokyu Corporation based on information currently available. Tokyu wishes to caution that actual results may differ materially from expectations.

END